SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

                                  ----------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 29, 2004




                                 CNOOC Limited

                (Translation of registrant's name into English)

              -------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

              -------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



            Form 20-F  X                Form 40-F
                       ---------                      ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                            No         X
                      ---------                       ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or part of the contents of this announcement.


                                [LOGO OMITTED]

                                 CNOOC Limited
                         (CHINESE CHARACTERS OMITTED)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock code: 883)

                  Postponement of Annual General Meeting and
                  Result of the Extraordinary General Meeting

------------------------------------------------------------------------------
Reference is made to:-

* the AGM which was to be held on 28 April 2004

* the EGM held on 28 April 2004 for the purpose of approving the discloseable and continuing connected transactions with CNOOC Finance Corporation Limited.

It has come to the attention of the Board that some of the shareholders of the Company did not receive the notice of AGM on time and, consequently, the AGM will be postponed and reconvened. Further announcement of the date of the AGM will be made as soon as practicable.

The Company also wishes to announce that the Board has declared a special interim dividend of HK$0.06 per ordinary share of HK$0.02, being the current par value of the Company's shares after the recent subdivision in the Company's shares, payable on 4 May 2004. Taking into account the old par value of HK$0.10 per share, this would have meant an aggregate special interim dividend of HK$0.30 per share of HK$0.10. The Board has also withdrawn its recommendation that the Company declare any final or special dividend. This means that total dividends to be received by the shareholders of the Company for the year ended 31 December 2003 will remain unchanged.

The Company is also pleased to announce that at the EGM held on 28 April 2004, the ordinary resolution as set out in the notice of meeting dated 8 April 2004 was passed.

------------------------------------------------------------------------------

Reference is made to:-

(a) the annual general meeting of the Company (the "AGM") which was to be held on 28 April 2004; and

(b) the extraordinary general meeting of the Company (the "EGM") held on 28 April 2004 for the purpose of approving the discloseable and continuing connected transactions with CNOOC Finance Corporation Limited, further details of which have been set out in the Company's announcement and circular, both of which are dated 8 April 2004.

POSTPONEMENT OF ANNUAL GENERAL MEETING

Before the proposed AGM which was to be held today, it came to the attention of the Board that some shareholders of the Company did not receive the notice of that meeting on time because of the Ching Ming holiday and the lack of postal services during that period. In the circumstances, the directors of the Company were advised that the AGM be postponed. Further announcement of the date of the AGM will be made as soon as practicable. The Company will review and consider, in conjunction with its professional advisers, as to what steps to take and implement for the future, to ensure that shareholders will receive full notice in the future.

Amongst the business proposed for the AGM was the declaration of a final dividend of HK$0.12 per ordinary share of HK$0.10 and a special final dividend of HK$0.18 per ordinary share of HK$0.10, ie. a total dividend of HK$0.30 per ordinary share of HK$0.10 payable on 4 May 2004. In order not to prejudice shareholders of the Company who were expecting to receive these dividends on 4 May 2004, the Board has today resolved to declare, and to pay on 4 May 2004, a special interim dividend of HK$0.06 per ordinary share of HK$0.02, being the current par value of the Company's shares after the recent subdivision in the Company's shares, payable on 4 May 2004. Taking into account the old par value of HK$0.10 per share, this would have meant an aggregate special interim dividend of HK$0.30 per share of HK$0.10. This special interim dividend is payable to shareholders whose names appear on the Register of Members of the Company on 23 April 2004. According to the articles of association of the Company, the Board is empowered to declare interim dividends where appropriate. The Board has also resolved to withdraw its recommendation that the Company declare any final or other special dividends. The total amount of dividends to be received by the shareholders of the Company for the year ended 31 December 2003 will, therefore, remain unchanged.

RESULT OF THE EXTRAORDINARY GENERAL MEETING

The Company is also pleased to announce that at the EGM held on 28 April 2004 at 11:00 a.m., the ordinary resolution in relation to the discloseable and continuing connected transactions with CNOOC Finance Corporation Limited as set out in the notice of the EGM dated 8 April 2004 was passed by poll. The results of the voting by poll by the shareholders of the Company are as follows:

Resolution 1

Number of Shares voted for the resolution                                        2,434,691,918
Percentage of votes for the resolution                                                92.2778%
Number of Shares voted against the resolution                                      203,745,510
Percentage of votes against the resolution                                             7.7222%
Total number of shares entitling the shareholder of the Company
  to attend and vote only against resolution 1 at the EGM                                    0
Number of voting forms for shareholders present and voting                                   4
Total number of shares of the Company represented by the shareholders of the Company attending in person or by proxy (excluding CNOOC
  (BVI) Limited who has abstained from voting as referred to below)              2,638,437,428

Total number of shares of the Company entitling the holder to attend
  and vote for or against resolution 1 at the EGM                               41,070,828,275

The scrutineer of the EGM was Computershare Hong Kong Investor Services Limited.

As stated in the circular of the Company dated 8 April 2004, CNOOC (BVI) Limited, which is a wholly-owned indirect subsidiary of China National Offshore Oil Corporation and the ultimate controlling shareholder of the Company, would abstain from voting in respect of the ordinary resolution at the EGM. It did abstain from voting on such resolution at the meeting.

The Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes


                                                  By Order of the Board
                                                       Cao Yunshi
                                                    Company Secretary


Hong Kong, 28th April, 2004

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                    Name:  Cao Yunshi
                                                    Title: Company Secretary


Dated: April 29, 2004